Exhibit 99.1

EARNINGS RELEASE
STATS ChipPAC Reports First Quarter 2008 Results
United States — 4/23/2008, Singapore — 4/24/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for the first quarter 2008.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “Revenue for the first quarter of 2008 of $427.2 million increased by 9.4% over the first quarter of 2007 and declined by 10.4% from prior quarter. Our first quarter revenue reflected the seasonally softer demand and tight inventory control by our customers as they became increasingly cautious about their business outlook because of the global economic uncertainty.”
Net income for the first quarter of 2008 grew by 4.7% to $17.9 million or $0.08 per diluted ADS, compared to net income of $17.0 million or $0.08 per diluted ADS in the first quarter of 2007.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “We continue to be disciplined in capital spending in the first quarter of 2008. In the first quarter of 2008, we spent approximately $55.2 million in capital expenditures, which were 12.9% of revenue compared to 14.2% of revenue in the prior quarter. Due to the lower utilization rate from the weaker demand, higher material cost, and Asian currencies appreciation, gross margin for the first quarter of 2008 was 17.4% compared to 19.5% in the prior quarter.”

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Forward-looking Statements
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the Exchange Act; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the SGX-ST; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 7, 2008. We do not intend, and do not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first quarter of 2008 ended on March 30, 2008, while our first quarter of 2007 ended on April 1, 2007. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended
	April 1,	March 30,
	2007	2008
Net revenues	$390,470	$427,242
Cost of revenues	(312,911)	(352,704)

Gross profit	77,559	74,538

Operating expenses:
Selling, general and administrative	27,999	31,466
Research and development	8,185	10,005
Restructuring expenses	—	900
Tender offer charges	6,808	—

Total operating expenses	42,992	42,371

Operating income	34,567	32,167
Other income (expenses), net	(8,719)	(5,307)

Income before income taxes	25,848	26,860
Income tax expense	(7,651)	(7,620)

Income before minority interest	18,197	19,240
Minority interest	(1,150)	(1,387)

Net income	$17,047	$17,853

Net income per ordinary share:
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

Net income per ADS:
Basic	$0.08	$0.09
Diluted	$0.08	$0.08

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,009,832	2,052,159
Diluted	2,191,760	2,202,146

ADS (in thousands) used in per ADS calculation:
Basic	200,983	205,216
Diluted	219,176	220,215

Key Ratios and Information:
Gross Margin	19.9%	17.4%
Operating Expenses as a % of Revenue	11.0%	9.9%
Operating Margin	8.9%	7.5%

Depreciation & Amortization, including
Amortization of Debt Issuance Costs	$61,397	$72,263
Capital Expenditures	$56,786	$55,216

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$1,488	$586
Selling, general and administrative	1,018	515
Research and development	376	139

	$2,882	$1,240

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 30,	March 30,
	2007	2008
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,691	$262,884
Accounts receivable, net	271,360	264,347
Inventories	83,312	83,505
Other current assets	38,489	43,451

Total current assets	635,852	654,187

Marketable securities	15,296	15,809
Property, plant and equipment, net	1,276,490	1,271,178
Investment in equity investee	10,350	10,257
Goodwill and intangible assets	588,712	586,586
Other non-current assets *	70,254	66,079

Total assets	$2,596,954	$2,604,096

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$235,044	$226,842
Other current liabilities	128,417	130,377
Short-term debts	240,781	226,348

Total current liabilities	604,242	583,567
Long-term debts	423,853	421,616
Other non-current liabilities	125,093	116,635

Total liabilities	1,153,188	1,121,818

Minority interest	59,797	66,194

Shareholders’ equity	1,383,969	1,416,084

Total liabilities and shareholders’ equity	$2,596,954	$2,604,096

*	Includes $1.7 million and $1.6 million of non-current restricted cash as of March 30, 2008 and December 30, 2007, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	1Q 2007	4Q 2007	1Q 2008
Net Revenues by Product Line
Packaging — array	58.6%	54.5%	55.0%
Packaging — leaded	16.9%	19.3%	18.7%
Test and other services	24.5%	26.2%	26.3%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	52.5%	54.6%	53.7%
Personal Computers	16.1%	16.2%	16.0%
Consumer, Multi-applications and Others	31.4%	29.2%	30.3%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	77.1%	75.8%	75.4%
Europe	2.2%	3.1%	3.4%
Asia	20.7%	21.1%	21.2%

	100.0%	100.0%	100.0%

Number of Testers	938	1,051	1,041
Number of Wirebonders	3,808	4,519	4,679

Overall Equipment Utilization Rate	75%	79%	69%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com